SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  .
2022 AGM Voting Update

Ryanair Holdings plc today (23 February 2023) provided an update in respect of its 2022 AGM held on 15 Sept. 2022. At that AGM, all resolutions were passed by the requisite majority. However, the Board noted that resolutions 4(d) and 4(g) passed with a majority of less than 80% (both receiving votes in favour of approx. 73%).

In accordance with the UK Corp. Governance Code, Ryanair wishes to update shareholders on actions taken by the Board. The Board has continued to engage with shareholders to further understand and discuss any concerns with respect to these resolutions. The Board is grateful to those shareholders who took the time to engage in these discussions and we received helpful feedback. From the consultations conducted both before and after the AGM, Ryanair has an understanding of the reasons why some shareholders were not supportive of these resolutions. The Board will continue to engage with shareholders, and will consider these views in its future decision making.

ENDS.

For further information please contact:

Peter Larkin	Piaras Kelly
Ryanair Head of Investor Relations	Edelman Ireland
Tel: 353-1-9451212	Tel: 353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 February, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary